March 13, 2006	Alan Gilbert Direct Phone: 612-672-8381 Direct Fax: 612-642-8381 Alan.Gilbert@maslon.com
VIA EDGAR AND FACSIMILE (202/772-9205)
Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Global Traffic Network, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed December 16, 2005 File No. 333-130417
Dear Mr. Spirgel:
This letter will respond on behalf of the Company to your comment letter dated March 8, 2006 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 21, 2006. To facilitate your review, we have included in this letter your original comment (in bold) followed by our response, which has been numbered to correspond to your letter. In addition, a copy of your letter is attached. Also enclosed you will find three copies of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) that are marked to indicate changes from Amendment No. 3.
Security Ownership of Certain Beneficial Owners and Management, page 63
1.	Under Item 403 of Regulation S-K, beneficial ownership is to be determined in accordance with Exchange Act Rule 13d-3. Rule 13d-3 states that a person has beneficial ownership over a security if that person has or shares, directly or indirectly, the power to vote, invest or dispose of a security. It appears that Mr. Gilligan may have beneficial ownership over the shares he

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission

holds and will hold in the company by virtue of his power to dispose of those shares even though Mr. Yde has voting power over the shares and an option to purchase a large portion of the shares. Please provide us with an analysis as to whether Mr. Gilligan should be deemed the beneficial owner of these shares and, if so, whether his level of share ownership exceeds five percent. If it does exceed five percent, please refer to Instructions 2 and 5 to Item 403 of Regulation S-K and provide appropriate disclosure in the beneficial ownership table. Please also identify the “third party” and “other third party” referenced in footnote one to the table.

We have re-analyzed Mr. Gilligan’s beneficial ownership in the Company based on Rule 13d-3 and have determined that Mr. Gilligan has the power to dispose of the shares he holds and will hold in the Company. Therefore, Mr. Gilligan beneficially owns such shares even though Mr. Yde has voting power over the shares and an option to purchase a large portion of the shares. As a result, Mr. Gilligan’s level of beneficial ownership exceeds five percent. The beneficial ownership table in the Registration Statement, which is located on page 63 of Amendment No. 4, has been revised to include Mr. Gilligan and reflect his beneficial ownership.

In addition, footnote one to the beneficial ownership table has been revised to identify Mr. Gilligan as the “third party” and “other third party” referenced in such footnote.

If Mr. Gilligan is a more than five percent beneficial owner, please provide a discussion in the Certain Relationships and Related Transactions section disclosing the existence of, the business purpose for, and the material terms of, the voting agreement and options entered into between Messrs. Yde and Gilligan. Please also tell us whether the payments made to date to Mr. Gilligan or to Power Plan Media exceed the $60,000 threshold such that they should be discussed pursuant to Item 404 of Regulation S-K.

The disclosures under “Certain Relationships and Related Transactions,” which commence on page 64 of Amendment No. 4, have been revised to add discussion of the voting and option agreements between Messrs. Yde and Gilligan and payments made by the Company to Mr. Gilligan and Power Plant Media.

Upon review of this response letter, if you have any additional questions or comments concerning the Company or Amendment No. 4, or if you wish to discuss any the responses, please do not hesitate to contact William M. Mower at (612) 672-8358 or the undersigned at (612) 672-8381.

Very Truly Yours,

/s/ Alan M. Gilbert, Esq.

Alan M. Gilbert, Esq.

Enclosures

cc:	William L. Yde III Scott Cody William M. Mower